Exhibit 3.1

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

POPEYES LOUISIANA KITCHEN, INC.

1. Name. The name of the corporation is Popeyes Louisiana Kitchen, Inc.

2. Registered Office. The address of the registered office of the corporation in Minnesota is CT Corporation System, Inc., 1010 Dale Street North, St. Paul, MN 55117-5603.

3. Capital Stock. The aggregate number of shares that the corporation is authorized to issue is 1,000, par value $0.01 per share, all of which are designated as common shares.

4. No Cumulative Voting. There shall be no cumulative voting by the shareholders of the corporation.

5. No Preemptive Rights. The shareholders of the corporation shall not have any preemptive rights as defined in the Minnesota Business Corporation Act.

6. Limitation of Directors’ Liability. To the fullest extent permitted by the Minnesota Business Corporation Act as the same exists or may hereafter be amended, a director of this corporation shall not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director. Neither the amendment, modification or repeal of this article nor the adoption of any provision in these articles of incorporation inconsistent with this article shall adversely affect any right or protection of a director or officer of the corporation with respect to any act or omission that occurred prior to the time of such amendment, modification, repeal or adoption.

7. Written Action by Directors. An action required or permitted to be taken at a meeting of the board of directors of the corporation may be taken by a written action signed, or counterparts of a written action signed in the aggregate, by all of the directors unless the action need not be approved by the shareholders of the corporation, in which case the action may be taken by a written action signed, or counterparts of a written action signed in the aggregate, by the number of directors that would be required to take the same action at a meeting of the board of directors of the corporation at which all of the directors were present.

8. Incorporator. The name and address of the incorporator are:

Adam R. Wickens

Dorsey & Whitney LLP

50 South Sixth Street

Suite 1500

Minneapolis, MN 55402

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